Filed by AT&T Inc.

Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: BellSouth Corporation

Commission File No.: 1-8607

Notes Accompanying “The New AT&T” Slide Presentation

[Notes to Slide 1]

Good morning/afternoon/evening. Thank you for this opportunity to speak with you today.

[Notes to Slide 2]

First, a legal statement covering some items I’ll be mentioning in the talk.

[Note: This must remain in the deck.]

[Notes to Slide 3]

By now, you’ve probably seen and heard a lot about the “new AT&T” … and the slogan, “Your world. Delivered.” And maybe you’ve wondered just what this means for you.

The short answer to that is … We intend to be the only communications company our customers will ever want.

That may seem like a bold statement … and it is. We are building and providing products and services around your lifestyle … so that you literally will have anytime, anywhere access to applications and data you need.

So let me take a few moments today to highlight some of the ways we intend to deliver your world.

[Notes to Slide 4]

First, just what do we mean by the “new” AT&T?

On November 18, 2005, SBC Communications Inc. completed its merger with AT&T Corp. ... becoming a global company that will set the standard for the next generation of communications and entertainment services.

We took the AT&T name because it’s the most-recognized communications brand here in America and around the world.

[Notes to Slide 5]

The new AT&T is the leading telecommunications company in the country … and is a leader worldwide.

We have employees in every U.S. state and in more than 60 countries. Our corporate headquarters is located in San Antonio, Texas.

The combined revenues of the two former companies will make the new AT&T one of the top companies in the Fortune 50.

And we’re one of the 30 companies making up the Dow Jones Industrial Average.

[Notes to Slide 6]

Through the years, you may have known us as “the phone company” … either as the old AT&T, or as a regional Bell company. Are we still a phone company? Sure.

In fact, we are the nation’s leading provider of local and long-distance voice services.

And we’re still very much a local company at heart. We will continue to provide the highest quality voice services, from a company customers have known and trusted for more than 125 years.

But we’re also a whole lot more than that.

[Notes to Slide 7]

It may surprise you to know that consumer local and long-distance voice services now represent less than one-fourth of our total business … as important as those services remain.

The new AT&T is a U.S. industry leader in other key communication services, including:

•      Wireless, with 54 million Cingular subscribers.

•      Broadband or high-speed Internet DSL, with 7 million lines in service.

•      One of the world’s leading providers of Internet-protocol- or IP-based communication services for businesses. IP is the language of the Internet and enables voice, data and even video services to be integrated seamlessly.

•      Also, directory publishing … delivering 110 million directories each year … and through our Yellowpages.com joint venture, the fastest-growing online Yellow Pages and search directory in the U.S.

So, let’s look at some of these other ways the new AT&T delivers your world … starting with wireless services.

[Notes to Slide 8]

AT&T has a 60 percent stake in Cingular, and BellSouth has a 40 percent share.

In 2004, Cingular purchased AT&T Wireless and became the leading wireless company in the U.S.

Cingular’s new 3G – or third-generation – network will be the foundation for wireless growth in the business market as we integrate wireless with wire-line service.

Cingular also delivers the widest international coverage of any U.S.-based wireless carrier, giving customers the ability to make calls:

•      On 6 continents and in 170 countries …

•      … with wireless data roaming in 70 countries for laptops, PDAs and other data services.

We’re also a leader in developing wireless fidelity, or “Wi-Fi,” to provide wireless broadband services. We currently provide more than 28,500 “hot spots” – or Wi-Fi access points – in 55 countries.

[Notes to Slide 9]

If you’re in business, the new AT&T delivers a world of business to you. We serve virtually all of the Fortune 1000 companies.

One of the reasons we’re a leader in delivering communications services is because AT&T has one of the world’s most powerful and advanced IP “backbone” networks. Again, IP or Internet protocol is the language of future communications … with data packets moving at high speed. So think of a backbone, in this case, as a big pipe from which these services are provided.

•      Our backbone network encompasses 410,000 fiber-route miles.

•      It includes 30 Internet data centers on four continents.

•      And we provide service to customers on our network through a global 24/7 customer-care operation that is first-rate.

[Notes to Slide 10]

Largely because of this, the new AT&T is No. 1 in serving large business or “enterprise” customers. And we also provide unparalleled service to small- and mid-size business, and government customers.

We have a superior network, global reach, the best customer care and proven ability to integrate services.

Our large business customers tell us they are looking for two things:

•      A technology partner who is ready to help them migrate to integrated IP solutions … customized and managed to their specifications.

•      And a business provider with the resources to deliver reliability and deep technical support.

We’re able to do both. And when you factor in our wireless capabilities – large business will be a big growth platform for us going forward.

[Notes to Slide 11]

We offer highly reliable integrated voice and data services, and an extensive portfolio of Virtual Private Network (VPN), Voice over IP (VoIP) and other offerings, backed by innovative security and support.

We also have opportunities to grow through new services … in IP-based and managed services, Web hosting and network security. The AT&T labs are a great resource and we’re committed to developing new lines of business born of innovation from the labs.

And there is growth opportunity in the small and medium business market  … as we take services developed and proven for large business customers and bring them to these markets.

[Notes to Slide 12]

Our strong foundation in IP services promises to deliver a whole new world of exciting next-generation voice, data and video services to you.

In fact, AT&T’s vision is to make IP applications as accessible and commonplace as the dial tone is today.

Over the past six years, the U.S. broadband market has seen dramatic growth, with estimates putting high-speed Internet households – cable modem or DSL – at more than 40 million. One-fourth of our residential customers already subscribe to our DSL product, AT&T Yahoo! High-Speed Internet.

IP is the new foundation of our business which enables us to give consumers and businesses what they are demanding – 24/7 access to any content or application on any device, wired or wireless.

[Notes to Slide 13]

An IP-world with multiple integrated broadband networks does a couple of important things:

•      First, it provides a new distribution channel for content – TV shows, gaming, education – which may allow our customers to access content when and where they want …

•      And second, it gives customers a seamless, convenient communications experience. Customers will be able to communicate and access the same information, entertainment and applications … whether on their PC, wireless device or TV screen.

AT&T has premier assets for an IP-enabled world, including …

•      Again, one of the industry’s largest IP backbones.

•      A wire-line broadband access network that is second to none.

•      A premier wireless broadband network.

•      And a next-generation network through a massive effort we’re undertaking called Project Lightspeed. We’re expanding our fiber-optic network to deliver IP-based TV, broadband and voice services.

[Notes to Slide 14]

With our Lightspeed platform we’ll be able to deliver a whole new generation of IP-based offerings we’re calling our “U-verse” suite of products. We plan to offer AT&T U-verse TV, which will be Internet-protocol-based TV, or IPTV. Quite simply, it will revolutionize the way people watch TV … and provide a compelling alternative to cable TV.

In the typical cable TV and direct-broadcast satellite networks, all content constantly flows downstream to the customer … and the customer switches the content at the set-top box. Customers are limited to as many choices as the cable or satellite company can fit into the bandwidth flowing into the home.

Our switched video works differently.

•      All content resides in the network … not the set-top box … and only the content the customer selects is sent into the customer’s home.

•      The customer’s experience is significantly better than digital cable or satellite when it comes to selecting channels, with super-fast channel switching.

•      With IPTV, content choice is not limited by the size of the pipe into the home.

•      So, the switched IP network allows for delivery of more in terms of content and functions.

[Notes to Slide 15]

IPTV technology ultimately will allow us to offer new, innovative services beyond today’s existing broadcast-oriented TV network.

In future versions of the service, customers may be able to access digital photos over the TV and program a DVR remotely from another location. And, the product may allow customers to receive personalized stock, weather and sports information right on their screens.

We believe this service can improve how customers watch, and personalize, TV. In the end, it is about bringing a better experience to our customers – through integration of voice, data and video, and the new features that an IP platform enables.

[Notes to Slide 16]

We started a limited, or “controlled,” market entry of our AT&T U-verse TV and U-verse-enabled AT&T Yahoo! High Speed Internet services in San Antonio in December 2005.

We expect to be in multiple markets by the end of 2006.

And we plan to pass 18 million homes with our Lightspeed network by the end of 2008 as part of our initial build.

[Notes to Slide 17]

Another video initiative we’re introducing is called AT&T Homezone.

It combines our broadband network and our relationship with DISH Network … to deliver an award-winning, next-generation entertainment experience.

Through a set-top box, AT&T Homezone will let you view satellite TV, download movies on demand over DSL and watch them on your TV, view personal photos and music collections from your AT&T Yahoo! portal … and view your caller ID and call-log information on TV … all with one remote control.

If you’re away from home, you’ll be able to go online and remotely schedule a program to be recorded.

AT&T Homezone will change how you think about broadband and TV … and content from your PC and phone … by bringing it all together on one screen.

[Notes to Slide 18]

And so … all of this is what we mean when we say, “Your world. Delivered.” You will benefit from what is perhaps the broadest array of communications and entertainment services available from just one provider family … and, for many, with the convenience of one monthly bill.

We’re on a very exciting path. As the new AT&T, we have tremendous resources, great products and pricing, and a global reach that’s unsurpassed in the industry.

With our recently announced merger with BellSouth, we believe we’ll be an even more innovative, nimble and efficient company. We will provide benefits to customers by combining the Cingular, BellSouth and AT&T networks into a single fully integrated wireless and wire-line IP network offering a full range of advanced solutions.

As a result, the combined company will be better able to speed the convergence of new and improved services for consumers and businesses, and embrace the industry’s shift to IP network-based technologies.

The combination of AT&T and BellSouth will have greater resources to better serve consumers and large-business customers, and will accelerate the introduction of new and improved products and services for those customers.

[Notes to Slide 19]

We recognize that the biggest asset we have is our customers’ trust, and that responsibility won’t waver. And regardless of our size, our commitment to the local communities we serve remains as strong as ever.

As a gauge of our service to customers and communities, Fortune magazine has ranked us the most admired telecom company in the U.S. and the world … more times than any other telecom company since the rankings were first published. We take great pride in that.

We’ve also been cited on many occasions for our commitment to minorities and women … both in employment and supplier diversity.

The new AT&T’s combined foundations are expected to have more than $60 million available for charitable and community funding activities in 2006.

And more than 250,000 employees and retirees from the combined company serve their communities through the AT&T Pioneers – the world’s largest industry-sponsored community volunteer organization.

All of this represents a big investment in our communities … and I can assure you it’s going to continue.

[Notes to Slide 20]

In closing, let me thank you for giving me this opportunity.

I hope you learned a little bit about who we are and what we’re all about.

Ours is the industry of the future … and it’s truly moving at the speed of light.

We’re going to see some amazing things in the years ahead thanks to advances in IP-based networks … data compression technologies … wireless/wire-line integration … and, of course, the Internet.

AT&T is not only going to be a part of that future … we’re going to lead the way … and strive to be the only communications and entertainment provider you will ever want.

Thank you.

Cautionary Language Concerning Forward-Looking Statements

We have included or incorporated by reference in this document financial estimates and other forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially from these estimates and statements. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T Inc. and BellSouth Corporation and are subject to significant risks and uncertainties outside of our control.

The following factors, among others, could cause actual results to differ from those described in the forward-looking statements in this document: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of AT&T shareholders to approve the issuance of AT&T common shares or the failure of BellSouth shareholders to approve the merger; the risk that the businesses of AT&T and BellSouth will not be integrated successfully or as quickly as expected; the risk that the cost savings and any other synergies from the merger, including any savings and other synergies relating to the resulting sole ownership of Cingular Wireless LLC may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; and competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in AT&T’s, BellSouth’s, and Cingular Wireless LLC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site (http://www.sec.gov). Neither AT&T nor BellSouth is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

NOTE:  In connection with the proposed merger, AT&T Inc. (“AT&T”) filed a registration statement on Form S-4 (Registration No. 333-132904), containing a joint proxy statement/prospectus of AT&T and BellSouth Corporation (“BellSouth”), with the Securities and Exchange Commission (the “SEC”) on March 31, 2006. Investors are urged to read the registration statement and the joint proxy statement/prospectus contained therein (including all amendments and supplements to it) because it contains important information. Investors may obtain free copies of the registration statement and joint proxy statement/prospectus, as well as other filings containing information about AT&T and BellSouth, without charge, at the SEC’s Web site (www.sec.gov). Copies of AT&T’s filings may also be obtained without charge from AT&T at AT&T’s Web site (www.att.com) or by directing a request to AT&T Inc. Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Copies of BellSouth’s filings may be obtained without charge from BellSouth at BellSouth’s Web site (www.bellsouth.com) or by directing a request to BellSouth at Investor Relations, 1155 Peachtree Street, N.E., Atlanta, Georgia 30309.

AT&T, BellSouth and their respective directors and executive officers and other members of management and employees are potential participants in the solicitation of proxies in respect of the proposed merger. Information regarding AT&T’s directors and executive officers is available in AT&T’s 2005 Annual Report on Form 10-K filed with the SEC on March 1, 2006 and AT&T’s proxy statement for its 2006 annual meeting of stockholders, filed with the SEC on March 10, 2006, and information regarding BellSouth’s directors and executive officers is available in BellSouth’s 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and BellSouth’s proxy statement for its 2006 annual meeting of shareholders, filed with the SEC on March 3, 2006. Additional information regarding the interests of such potential participants is included in the registration statement and joint proxy statement/prospectus contained therein, and other relevant documents filed with the SEC.